BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH January 28, 2014	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C. WRITER’S DIRECT DIAL 650 473 2670 WRITER’S E-MAIL ADDRESS jdepalma@omm.com

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Dicerna Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1

(File No. 333-193150) Filed January 21, 2014

Dear Mr. Riedler:

Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is in receipt of the letter dated January 27, 2014 (the “Comment Letter”), including comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on January 21, 2014 (the “Registration Statement”). On behalf of the Company, we set forth below the responses of the Company to the Staff’s comments. The numbers associated with the headings and responses set forth below correspond to the numbered comments in the Comment Letter.

This letter is being submitted concurrently with Amendment No. 3 to Registration Statement on Form S-1 filed with the Commission on the date hereof (the “Amendment No. 3”). We have also sent to your attention courtesy copies of Amendment No. 3 marked to show the changes to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Stock Option Grants, page 56

1.	Refer to your discussion provided on page 58. Clearly state your best estimate of the common stock fair values. In this regard, if you believe that $7.42 was the best estimate of common stock fair value in December 2013, your statement on page 58 that there was no intrinsic value on the issuance date appears inaccurate.

†	In association with Tumbuan & Partners

January 28, 2014 - Page 2

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 3 to delete the statement that there was no intrinsic value on the issuance date. As discussed on pages 63 and 64 of Amendment No. 3 under the headings “Initial public offering price” and “Stock option grants on December 4, 2013 and December 30, 2013,” for the stock options granted on December 4, 2013 and December 30, 2013, the board of directors of the Company determined, based on the information available at that time, that the fair value of $3.42 per share of common stock of the Company calculated in the contemporaneous valuation as of August 31, 2013 reasonably reflected the per share fair value of common stock of the Company on each of the grant dates. However, in the context and given the anticipated proximity of the offering contemplated in Amendment No. 3, for financial reporting purposes, the Company conducted a preliminary retrospective valuation in early January 2014, which reasonably assumed that examination of contemporaneous information would have concluded a price range consistent with the then estimated price range of $11.00 to $13.00 for the offering. This preliminary retrospective valuation as of December 31, 2013 indicates that the fair value of our common stock on December 31, 2013 was $7.42 per share. We plan to record stock-based compensation charges in relation to the December 4, 2013 and December 30, 2013 option grants for the quarter ended December 31, 2013 based on the grant date fair value of our common stock as determined by the retrospective valuation, which will be reflected in our financial statements for the fiscal year ended December 31, 2013.

2.	Your revised discussion in response to the third bullet point of comment 3 does not fully address our concerns. The delay in identifying product candidates appears to support the common stock fair value remaining the same, rather than decline. Please explain to us why you believe this fact contributes to the decline in your fair value. In addition, please cite the source for your assertion that the strength in the private biotech equity market has declined, since it is our understanding that the equity market has generally improved during this time.

Response:

In response to the Staff’s comment related to the delay in identifying product candidates, the Company has revised the disclosure on page 63 of Amendment No. 3 to clarify that the Company’s delay in identifying product candidates significantly impacted its ability to demonstrate potential to advance a product candidate out of preclinical development, a key factor in seeking financing from investors in the private markets. All of the Company’s product candidates are in preclinical development, a stage of development at which it is difficult to obtain substantial private sector equity financing, in contrast with later stage biopharmaceutical companies, which tend to have a greater number of potential sources of financing.

In response to the Staff’s comment related to the strength in private biotech equity markets, the Company has revised the disclosure on page 63 of Amendment No. 3 to clarify the reference to a decline in venture capital funding in preclinical biopharmaceutical companies. The Company will supplementally provide to the Staff, under separate cover, materials discussing the decrease in venture capital funding in the life sciences sector.

January 28, 2014 - Page 3

3.	Please revise your discussion provided in response to the fifth bullet of comment 3 to clearly state, if true, that the Series C preferred stock was sold to unrelated parties.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 3 to clearly state that unrelated parties purchased half of the shares of Series C preferred stock.

Strategic Partnerships and Collaborations, KHK Research Collaboration and License Agreement, page 85

4.	We note your response to prior comment 6. Please revise your disclosure to provide a more narrow range of royalties that KHK is obligated to pay under your collaboration and license agreement. In particular, please limit your royalty disclosure to a 10-percent range (e.g. “high single digits to teens” or “between 5 and 15 percent”).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 3 to disclose a royalty range from high single digits to teens.

Notes to Financial Statements, Common Stock and Stock Option Plan, page F-21

5.	Refer to your response to the first bullet point of comment 3. Your disclosure states that the weighted-average grant date fair value of stock options granted during the nine

January 28, 2014 - Page 4

months ended September 30, 2013 was $2.01. Please tell us how the weighted average was derived. Based on the disclosure and table on page 58, the only options granted were granted at a fair value of $3.42. Please revise to disclose any additional grants or revise your disclosure to clarify.

Response:

In response to the Staff’s comment, the Company respectfully submits that the weighted-average grant date fair value of stock options granted during the nine months ended September 30, 2013 was derived using the Black-Scholes option-pricing model. The Company respectfully submits that the disclosure on page 58 of Amendment No. 3 discloses the fair value of the common stock, whereas the disclosure on page F-21 of Amendment No. 3 discloses the weighted-average grant date fair value of an option to purchase common stock. As described in Amendment No. 3, the board of directors of the Company determined that the fair value of the common stock on September 24, 2013 was $3.42 per share. The Company used the Black-Scholes option pricing model with the assumptions outlined on page F-21 of Amendment No. 3 to determine the fair value of the stock options granted on September 24, 2013, which resulted in a weighted-average fair value of $2.01. The Company has revised the disclosure on page F-21 of Amendment No. 3 to clarify.

Exhibits

6.	We note that the agreements filed as Exhibit 10.18, 10.19, and 10.20 include references to various attached schedules and exhibits. These schedules and exhibits appear to have been omitted from the agreements filed as exhibits. Please amend your registration statement to file each of these agreements in their entirety with all exhibits and schedules thereto.

Response:

In response to the Staff’s comment, with Amendment No. 3 the Company is filing Exhibits 10.18, 10.19 and 10.20 with schedules and exhibits and requesting confidential treatment as appropriate for certain information included therein.

*            *             *

The Company respectfully requests the Staff’s assistance in completing the review of this letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (650) 473-2670.

Sincerely,

/s/ Jennifer A. DePalma

Jennifer A. DePalma, Esq. of O’Melveny & Myers LLP

cc:	Douglas M. Fambrough, III, Ph.D., Dicerna Pharmaceuticals, Inc.
James E. Dentzer, Dicerna Pharmaceuticals, Inc.
Sam Zucker, Esq., O’Melveny & Myers LLP